Filed by Frontier Oil Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Frontier Oil Corporation

Commission File No.:1-7627

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The issuance of Holly Corporation (“Holly”) common stock in connection with the proposed merger will be submitted to Holly’s stockholders for their consideration, and the proposed merger will be submitted to shareholders of Frontier Oil Corporation (“Frontier”) for their consideration. Holly has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a joint proxy statement to be used by Holly and Frontier to solicit the required approval of their shareholders in connection with the proposed merger and constituted a prospectus of Holly. Holly and Frontier may also file other documents with the SEC concerning the proposed merger. INVESTORS AND SECURITY HOLDERS OF HOLLY AND FRONTIER ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents containing important information about Holly and Frontier through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Holly will be available free of charge on Holly’s website at www.hollycorp.com under the tab “Investors” or by contacting Holly’s Investor Relations Department at (214) 871-3555. Copies of documents filed with the SEC by Frontier will be available free of charge on Frontier’s website at www.frontieroil.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting Frontier’s Investor Relations Department at (713) 688-9600.

Holly, Frontier and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Holly and shareholders of Frontier in connection with the proposed transaction. Information about the directors and executive officers of Holly is set forth in its proxy statement for its 2011 annual meeting of stockholders, which was filed with the SEC on March 31, 2011. Information about the directors and executive officers of Frontier is set forth in its proxy statement for its 2011 annual meeting of shareholders, which was filed with the SEC on March 21, 2011. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These include statements regarding the effects of the proposed merger and statements preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “estimates,” or similar expressions. Forward looking statements relating to expectations about future results or events are based upon information available to Holly and Frontier as of today’s date, and are not guarantees of the future performance of Holly, Frontier or the combined company, and actual results may vary materially from the results and expectations discussed. For instance, there is no assurance that the proposed merger will be consummated. The merger agreement will terminate if the companies do not receive the necessary approval of Holly’s stockholders or Frontier’s shareholders or government approvals or if either Holly or Frontier fails to satisfy conditions to closing. Additional risks and uncertainties related to the proposed merger include, but are not limited to, the successful integration of Holly’s and Frontier’s businesses and the combined company’s ability to compete in the highly competitive refining and marketing industry. The revenues, earnings and business prospects of Holly, Frontier and the combined company and their ability to achieve planned business objectives will be subject to a number of risks and uncertainties. These risks and uncertainties include, among other things, risks and uncertainties with respect to the actions of actual or potential competitive suppliers of refined petroleum products in Holly’s, Frontier’s and the combined company’s markets; the demand for and supply of crude oil and refined products; the spread between market prices for refined products and market prices for crude oil; the possibility of constraints on the transportation of refined products; the possibility of inefficiencies, curtailments or shutdowns in refinery operations or pipelines; effects of governmental and environmental regulations and policies; the availability and cost of financing; the effectiveness of capital investments and marketing strategies; efficiency in carrying out construction projects; the ability to acquire refined product operations or pipeline and terminal operations on acceptable terms and to integrate any existing or future acquired operations; the possibility of terrorist attacks and the consequences of any such attacks; and general economic conditions.

Holly and Frontier caution that the foregoing list of risks and uncertainties is not exclusive. Additional information concerning these and other risks is contained in Holly’s and Frontier’s most recently filed Annual Report on Form 10-K, subsequent Quarterly Report on Form 10-Q, recent Current Reports on Form 8-K and other SEC filings. All subsequent written and oral forward-looking statements concerning Holly, Frontier, the proposed merger or other matters and attributable to Holly or Frontier or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Neither Holly nor Frontier undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

The following is a transcript of Frontier’s First Quarter Earnings Conference Call dated May 5, 2011.

Company Name: Frontier Oil	Market Cap: 2,772.82	Bloomberg Estimates - EPS
Company Ticker: FTO US	Current PX: 26.2199	Current Quarter: 0.841
Date: 2011-05-05	YTD Change($): +8.3905	Current Year: 2.967
Event Description: Q1 2011 Earnings Call	YTD Change(%): +47.060	Bloomberg Estimates - Sales
Current Quarter: 1820.000
Current Year: 7129.800

Q1 2011 Earnings Call

Company Participants

•	Kristine Boyd, Head-Media Relations

•	Michael C. Jennings, Chairman, President and Chief Executive Officer

•	Jim Stump, Vice President-Refining Operations

•	Douglas S. Aron, Chief Financial Officer and Executive Vice President

•	Joel Purdy

•	Nancy Zupan

•	Joey Purdy

Other Participants

•	Doug Leggate

•	Evan Calio

•	Paul Cheng

•	Sam Margolin

•	Blake Fernandez

•	Chi Chow

•	Daniel Burke

•	Ed Westlake

•	Jeff Dietert

•	Eliecer Palacios

MANAGEMENT DISCUSSION SECTION

Operator

Welcome to the Frontier Oil First Quarter 2011 Earnings Call. My name is John and I’ll be your operator for today’s call. At this time all participants are in a listen-only mode. Later, we will conduct a question-and-answer session. Please note that this conference is being recorded.

I will now turn the call over to Ms. Kristine Boyd, VP Investor Relations. Ms. Boyd, you may begin.

Kristine Boyd, Head-Media Relations

Thanks, John. Good morning, and thanks to all of you, who are joining us this morning for our first quarter 2011 earnings call. On the call this morning are Mike Jennings, Chairman, President, and CEO; Doug Aron, EVP and CFO; Jim Stump, VP of Refining Operations, Joey Purdy, VP of Commercial Operations and other members of our executive management team.

Before we get started, I would like to read our Safe Harbor statement. The primary purpose of this conference call is to describe the assets, operations, and certain current and historical financial conditions associated with Frontier Oil Corporation. This information and associated comments made during the course of this conference call may include forward-looking statements concerning the company. These may include statements of plans and objectives for future operations, statements of future economic performance or assumptions or estimates.

Company Name: Frontier Oil	Market Cap: 2,772.82	Bloomberg Estimates - EPS
Company Ticker: FTO US	Current PX: 26.2199	Current Quarter: 0.841
Date: 2011-05-05	YTD Change($): +8.3905	Current Year: 2.967
Event Description: Q1 2011 Earnings Call	YTD Change(%): +47.060	Bloomberg Estimates - Sales
Current Quarter: 1820.000
Current Year: 7129.800

The accuracy of these forward-looking statements is subject to a wide range of business risks and changes in circumstances that are described in the company’s reports that are filed from time to time with the Securities and Exchange Commission. Actual results and outcomes often differ from expectations.

Please note our call today does not constitute an offer to buy or sell any securities related to our recently announced merger with Holly Corporation. All solicitations to buy or sell securities and to secure shareholder proxy votes will be made under current SEC rules and regulations.

I would now like to turn the call over to our Chairman, President, and CEO, Mike Jennings.

Michael C. Jennings, Chairman, President and Chief Executive Officer

Great. Thanks, Kristine. Good morning, thanks for joining us. We are proud to present our first quarter results here today which represents a first quarter record for our company.

This morning, Frontier reported $140 million in net income or $0.32 per diluted share for the first quarter of 2011 this compared with the first quarter 2010 net loss of 40 million or negative $0.39 of share.

This quarter achievements follows an another quarter of significant improvement in inland refining fundamentals and strong operations at both our plans to capitalize on this opportunity.

Frontier’s average diesel crack spread increased by more than $18 over the first quarter of 2010 to $25.53 per barrel in the most recent quarter. And Frontier’s average Gasoline crack spread increased by more than $9 over the first quarter of the prior year to $15.43 per barrel in the first quarter of 2011.

Crude differentials also improved substantially in the most recent quarter compared to 2010. Our average light-heavy differential increased to $18.60 per barrel in the most recent quarter up from $4.91 per barrel in the same period of 2010, while the average sweet-sour differential increased to $3.58 per barrel in the, up from $77 in the first quarter of 2010.

The net effect of these improvements in crack spreads and crude differentials was more than $16 improvement in our gross refining margin of $19.84 per barrel in the first quarter of 2011 which compares to $3.30 per barrel in the same period of 2010. Refinery operating expenses increased on an absolute basis to $75.8 million in the most recent quarter compared to $68.9 million in the first quarter of 2010 due in part to weather related outages and necessary maintenance.

However, with the 26,000 barrel per day increase in product sales operating cost fell on a per barrel basis to $4.24 per barrel down from $4.44 in the first quarter of the prior year. The El Dorado refinery has seen good results from the new Gofiner gas oil Hydrotreater which we installed at the end of 2010. And Jim will have more discussion on the light product yield improvements from that project later in this call.

The Cheyenne refinery accomplished the FCC and Alky turnarounds during April and is returning to full utilization this week. Cheyenne will be completing with tie ends for its LPG recovered project in the third quarter and remains on course to complete the final phases of the profitability improvement initiative by year end.

Today, in the second quarter Frontier continues to experienced advantage crude pricing cost by the surplus of Mid-Continent crude relative to takeaway capacity. The average spread between WTI and the Gulf Coast equivalent barrel LLS was over $13 in the first quarter and it nearly second $16 in the second quarter to-date with the average spread between our heavy sour barrel WCS and the Gulf Coast equivalent mine barrel was over $17 in the first quarter and is about $14 quarter to-date.

Not only are these spread significantly benefiting our raw material cost, but they’re also creating support in the crack spread, which are being set in part by the refined products imported to our markets from the Gulf Coast and other refining centers which have limited access to these constrained crude supplies.

Company Name: Frontier Oil	Market Cap: 2,772.82	Bloomberg Estimates - EPS
Company Ticker: FTO US	Current PX: 26.2199	Current Quarter: 0.841
Date: 2011-05-05	YTD Change($): +8.3905	Current Year: 2.967
Event Description: Q1 2011 Earnings Call	YTD Change(%): +47.060	Bloomberg Estimates - Sales
Current Quarter: 1820.000
Current Year: 7129.800

With this support, the first quarter crack spread strength is continuing and even improving in the second quarter. Dough will provide these numbers later in the call. Our merger with Holly Corporation is progressing well and remains on schedule for an early third quarter close. We are pleased to receive the early termination under the waiting period of this Hart-Scott-Rodino Act in mid March and we filed our amended S4 statement with the SEC last week.

We are building an outstanding management team and supporting staff for this new company and Holly, Frontier has the makings of a premier U.S refiner. We’re eager to begin our operations as the combined entity.

With that, I’ll turn it over to Jim Stump for a discussion of our quarterly operations.

Jim Stump, Vice President-Refining Operations

Thanks, Mike, and good morning, everyone. In El Dorado for the fourth quarter, crude throughput averaged about 133,100 barrels per day and total charges about 147,700 barrels per day. Operating expenses averaged $3.68 per sales barrel or $49.8 million on an absolute basis.

In Cheyenne for the first quarter, crude throughput averaged about 42,700 barrels per day and total charges about 44,600 barrels per day. Operating expenses averaged $6.01 per sales barrel or $26 million on an absolute basis. For the second quarter of 2011 El Dorado is expected average crude rate is about 127,000 barrels per day. Total charges about 142,000 barrels per day and expected operating costs about $3.82 per sales barrel.

Cheyenne’s expected average crude rate in the second quarter will be about 44,000 barrels per day total charges about 45,000 barrels per day and expected operating cost of about $5.27 per sales barrel. Heavy crudes are expected to be about 25% of El Dorado’s crude slate and about 57% of Cheyenne crude slate for the second quarter.

As Mike mentioned the final phase of the El Dorado Gofiner project was commissioned late in the fourth quarter of 2010. The results we have seen in the first full quarter of operations confirm the improvement in refinery liquid deals that we expected from the project, including incremental diesel yield of 1800 barrels per day and incremental gasoline yield of 200 barrels per day.

In addition the expanded Gofiner increased El Dorado’s gasoil capacity allowing additional intermediate of gasoil imports. The value of these benefits resulted in additional refinery margin of $5 million per month in the first quarter, which was a quarter that realized very high values in additional – in improving refinery liquid yields. For a lower sensitivity case, we looked at the improved profits in an environment consisting of a $75 WTI price, a $10.321 crack spread and a $5 per million Btu price for natural gas, which would achieve a monthly profit improvement for the project the $1.8 million.

Cheyenne safely success – and successfully completed the major FCC and Alky turnarounds and we’re returning to normal operations this week. As Mike mentioned the LPG project is on track for completion later this summer and we have no other major turnarounds this year at either refinery.

And with that, Doug is going to wrap up our call.

Douglas S. Aron, Chief Financial Officer and Executive Vice President

Thanks Jim. In the first quarter, we generated $181 million in operating cash flow net of $4 million increase to working capital. We spend $16 million on capital improvements and paid $36 million in dividends. We ended the quarter with a cash balance of $685 million, which exceeded our debt outstanding by $338 million. As of March 31, we also had a remaining income tax receivable of $31 million.

Our 2011 capital budget is expected to total $110 million including $28 million for the completion of the LPG project in Cheyenne.

Company Name: Frontier Oil	Market Cap: 2,772.82	Bloomberg Estimates - EPS
Company Ticker: FTO US	Current PX: 26.2199	Current Quarter: 0.841
Date: 2011-05-05	YTD Change($): +8.3905	Current Year: 2.967
Event Description: Q1 2011 Earnings Call	YTD Change(%): +47.060	Bloomberg Estimates - Sales
Current Quarter: 1820.000
Current Year: 7129.800

During the first quarter reduction to intermediate inventories resulted and reduced raw material costs at the El Dorado refinery benefiting El Dorado’s quarterly gross margin by about $1.92 per sales barrel. Our hedging results contributed a loss of $4.3 million after taxes to the first quarter results, due to about a $15 increase in crude price through the quarter. The first quarter 2011 also include an after tax charge of $3.2 million related to the anticipated merger with Holly.

Finally I’ll update you on our quarter to-date crack spreads and crude oil differentials. For Cheyenne, the gasoline crack spread averaged about $19 for April and $25 month to-date so far in May. The diesel crack spread averaged about $31 for April and $33 month to-date in May. Well the light-heavy differential, including transportation is expected to average about $16 in Cheyenne for the second quarter.

At El Dorado, the gasoline crack spread averaged $23 for April and about $28 month to-date in May although I believe as of yesterday we’ve seen that tick up just more $30 per barrel on gasoline. The diesel crack spread averaged about $27 for April and about $25 month to-date in May. The light-heavy differential, including transportation, is expected to average about $13 per barrel in the second quarter for El Dorado.

And with that, John, I believe we are ready to open it up for questions.

Q&A

Operator

Thank you. We will now begin the question-and-answer session. [Operator Instructions]. Our first question comes from Doug Leggate from Bank of America. Please go ahead.

<Q - Doug Leggate>: Thank you. Good morning everybody.

<A - Michael C. Jennings>: Hi, Doug.

<Q - Doug Leggate>: Hi, I’m going to try a couple one on hedging and one on the comments on turnarounds I go with turnarounds first. Understand from what you said that there is no major plant maintenance over the balance of the year, but you did as I understand planned to bring up the LPG project towards the end of June I assume there would be some kind of downturn associated with planing that in. Can you give us an update on the schedule there and what the potential opportunity cost would be of doing that given how strong margins are and I got a follow-up on hedging please?

<A - Michael C. Jennings, Chairman, President and Chief Executive Officer>: Very good, yeah, that’s something that we’re studying pretty closely the project will likely be finished and ready to be tied in – in late June or early July really its early July is where we’ve got it plugged on the calendar right now Doug. The issue is one of gasoline production during that period of time and lost opportunity and so the impact on gasoline production is around 80,000, 90,000 barrels of lost opportunity to tie that project in that’s against the monthly benefit of the project which we see at about $2 million per month. So, we’re going to be waiting the impact on loss profit versus getting that project up and running and it could will be that we slide it further forward to sink it up with other maintenance which would be a regeneration of our platform or reform to Cheyenne refinery.

<Q - Doug Leggate>: That’s you think

<A - Michael C. Jennings, Chairman, President and Chief Executive Officer>: Follow later towards August, September time period.

<Q - Doug Leggate>: Okay. So there may — there will be some downturn.

<A - Michael C. Jennings, Chairman, President and Chief Executive Officer>: Yes, but at that point there will be downtime, but it would be plan downtime that we would need to take otherwise.

Company Name: Frontier Oil	Market Cap: 2,772.82	Bloomberg Estimates - EPS
Company Ticker: FTO US	Current PX: 26.2199	Current Quarter: 0.841
Date: 2011-05-05	YTD Change($): +8.3905	Current Year: 2.967
Event Description: Q1 2011 Earnings Call	YTD Change(%): +47.060	Bloomberg Estimates - Sales
Current Quarter: 1820.000
Current Year: 7129.800

<Q - Doug Leggate>: Got it. What was on the subject to Cheyenne, Mike can you talk a little bit about the progress and operating costs.

<A - Michael C. Jennings, Chairman, President and Chief Executive Officer>: Yeah, yeah I think we’ve made great progress on operating cost in Cheyenne. First quarter reflected some additional maintenance we needed to do to our diesel hydrotreater as well as some weather-related costs, but we’ve got the Cheyenne plant from a staffing perspective effectively where we wanted to be. Very few moderate operating cost opportunities left in front us, but we’re pretty well there.

<Q - Doug Leggate>: Great. My follow up was just on hedging, it just struck us with a $15 move in the oil price of hedging losses may have been a little higher, is something changed there in the way that you’re accounting for that and I’ll leave it at that, thanks.

<A - Michael C. Jennings, Chairman, President and Chief Executive Officer>: Yeah Doug our accounting hasn’t changed it’s in the stood observation. We do less hedging now than we did in the past, our typical short crude and its really geared toward excess intermediates at our refineries and so far as we have those, we also hedge a little bit of a pipeline transit inventories coming from Canada, but not as much as we did in the past so we’re probably hedging a third as much as we did in prior year.

<Q - Doug Leggate>: Great Doug. Thanks for explaining it.

<A - Michael C. Jennings, Chairman, President and Chief Executive Officer>: Yeah.

Operator

Our next question comes from Evan Calio from Morgan Stanley. Please go ahead

<Q - Evan Calio>: Hi good afternoon guys and congratulations on a great quarter.

<A - Michael C. Jennings, Chairman, President and Chief Executive Officer>: Thank you Evan.

<Q - Evan Calio>: Yeah I was just curious on the first real two questions here is have you guys been in any discussions with third party logistic companies to move more Bakken crudes in the Cheyenne like in the train or most of your Bakken flows coming from pipeline and is there any opportunity to maybe make a midstream investment to take advantage of water differentials particularly out of Bakken.

<A - Michael C. Jennings, Chairman, President and Chief Executive Officer>: Joey you can answer that please?

<A - Joel Purdy>: Yes we’re pipeline connected at a Guernsey directly to Cheyenne and Guernsey is, so the Bakken is a little bit constrained periodically coming into Guernsey, but for the most part we have a Cheyenne, we have a better access to Bakken crude already.

<Q - Evan Calio>: Okay. And then with regard to maybe if you could discuss a little bit, the heavy light dynamic in your crude slate at El Paso – I’m sorry El Dorado and Cheyenne. Given the differences in both have blown out, I know the WCS projects for you $25 in the quarter yet your El Dorado is running a lighter slime, is that really does a yield transportation cost benefit outlay in kind of the wider WCS, and as maybe any comments around that?

<A>: You want to take that Mike.

<A - Michael C. Jennings, Chairman, President and Chief Executive Officer>: Please. The part of that is the crack spreads in the TI discount rate. So, when you got as good a crack spreads as we had in the first quarter right, which is very unusual right, you’re going to run from maximum product make instead of maximum crude differential rate. So, El Dorado is going to balance between maybe 20% heavy and 40% heavy on the top side, depending on whether – what’s your relative crack spread to crude differential is and we had such good crack spreads in the first quarter that we went after the maximum production side of that equation.

Company Name: Frontier Oil	Market Cap: 2,772.82	Bloomberg Estimates - EPS
Company Ticker: FTO US	Current PX: 26.2199	Current Quarter: 0.841
Date: 2011-05-05	YTD Change($): +8.3905	Current Year: 2.967
Event Description: Q1 2011 Earnings Call	YTD Change(%): +47.060	Bloomberg Estimates - Sales
Current Quarter: 1820.000
Current Year: 7129.800

<Q - Evan Calio>: That’s great. That’s all I have. Thanks.

Operator

Our next question comes from Paul Cheng from Barclays Capital. Please go ahead.

<Q - Paul Cheng>: Hi, good morning.

<A - Michael C. Jennings, Chairman, President and Chief Executive Officer>: Hi, Paul.

<Q - Paul Cheng>: A number of short questions, first on the balance sheet, can you tell me what is the market value in excess of the book volume entry?

<A - Michael C. Jennings, Chairman, President and Chief Executive Officer>: Somebody has the LIFO reserve for Paul?

<A - Nancy Zupan>: I could answer that.

<A - Michael C. Jennings, Chairman, President and Chief Executive Officer>: Thanks Nancy.

<A - Nancy Zupan>: Sure, the market value exceeds our book by $430 million.

<Q - Paul Cheng>: 430. Thank you.

<A - Nancy Zupan>: You are welcome.

<Q - Paul Cheng>: And my – number of your competitors is looking at ways to take advantage of the WTI spread by expanding the capacity when we looking at Cheyenne and El Dorado and I mean that also that in Holly in their case do you see it as a relatively cheap opportunity that you will be able to expand the fun and of the refinery to take advantage on that?

<A - Michael C. Jennings, Chairman, President and Chief Executive Officer>: For the front end is the cheapest day in the refinery and the challenge really is that the fuels finishing units and the conversion units are substantial more expensive and so each of our two refineries within Frontier. We have pretty limited downstream finishing capacity a little bit of space in our cat cracker that we intend to address either through crude’s late or otherwise. But there are we have a lot of driver with these crude economics and with these margins to look inside our plans at incremental opportunities and I’ll focus on the Niobrara and Cheyenne.

We talked about that a bit in the past and we are working it in the field right now with producers, but getting a crude deal to support our refinery expansion in my mind is realty the way to work going forward because it locks in the economics that justify the expansion using that Cheyenne refinery to process local crude’s particularly if they are priced attractively for us we’ll reward an expansion through time and whether we go all the way down through the refinery to conversation of fuels finishing units or we ship intermediates towards the El Dorado plant is really a decision that’s in front of us, but obviously given the margin environment and given the inland crude production we are looking hard there are number of different opportunities.

<Q - Paul Cheng>: But is it fair to say that because you have fully match between your front end and the back end of your refinery that any expansion need to be a whose me including both side not just a very cheaply that to expand a fun?

<A - Michael C. Jennings, Chairman, President and Chief Executive Officer>: We don’t have cheap expansion of scale within our Frontier plant right now. We took advantage of that in El Dorado in 2006 and 2007 and building that big crude unit and vacuum tower.

<Q - Paul Cheng>: Any idea whether Holly have any opportunity there?

Company Name: Frontier Oil	Market Cap: 2,772.82	Bloomberg Estimates - EPS
Company Ticker: FTO US	Current PX: 26.2199	Current Quarter: 0.841
Date: 2011-05-05	YTD Change($): +8.3905	Current Year: 2.967
Event Description: Q1 2011 Earnings Call	YTD Change(%): +47.060	Bloomberg Estimates - Sales
Current Quarter: 1820.000
Current Year: 7129.800

<A - Michael C. Jennings, Chairman, President and Chief Executive Officer>: That the greatest opportunity that I see within Holly right now is the Tulsa integration and then subsequently the integration between El Dorado and Tulsa to fully utilized the units that are available. But that’s going to take work as a combined company which were fairly limited from right now.

<Q - Paul Cheng>: And is there any major capital projects that currently is on the table just being considered both for you guys and Holly other than say full plant expansion?

<A - Michael C. Jennings, Chairman, President and Chief Executive Officer>: Well Paul, I promise you that at the refinery level they have all kinds of interesting in projects that may work and we’re looking at those, but in terms of seriously considering expansion projects right now we have nothing that’s affable and ready for our Board to consider. So we were on a maintenance capital budget for 2011 with the exception of the LPG recovery project in Cheyenne and we’re going to stick their for a while obviously, the margin environment has us looking around it, but what we can do to make some more money. But I think an entire full plant expansion from crude unit down through fuels units is probably unlikely at this time.

<Q - Paul Cheng>: Okay. And then in the hedging you had said that in the first quarter that you are doing roughly about one-third of what you used to be. Is that a new policy going forward or that is more likely one off here?

<A - Michael C. Jennings, Chairman, President and Chief Executive Officer>: Paul, when crude went to $45 of barrel, it was fairly apparent to us that it had more upside than downside and we’ve backed off of our hedging at that point pretty significantly. We still tend to hedge the excess intermediate bills within our plants as I referenced, but the hedging of the crude inventory is something we don’t do as much as we used to do.

<Q - Paul Cheng>: Right, should we assume in the past I think $1.5 million to $2 million barrel now that should we assume is in the $0.5 million barrel per range for the hedge?

<A - Michael C. Jennings, Chairman, President and Chief Executive Officer>: That’s right, yes.

<Q - Paul Cheng>: Okay. And just final one I have to apologize when you went through the throughput number expectations for the second quarter I didn’t get a chance that you cash order can you repeat that?

<A - Michael C. Jennings, Chairman, President and Chief Executive Officer>: Somebody repeat this for Paul.

<A>: Yeah I’ll do it. In the second quarter El Dorado average crude rates expected to be 127,000 barrels per day and total charges are 142,000 barrels per day. For Cheyenne crude rate of 44,000 barrels per day and total charge of 45,000 barrels per day.

<Q - Paul Cheng>: And that operating costs El Dorado is 382 and Cheyenne is 527 and heavy for El Dorado is 25 and Cheyenne is 57 right?

<A>: For heavy crude rate, yes.

<Q - Paul Cheng>: Yeah. Thank you.

<A>: You’re welcome.

Operator

Our next question comes from Sam Margolin from Dahlman Rose. Please go ahead.

<Q - Sam Margolin>: Hey guys thanks for taking me. I was just curious to see like these sort of industry wide upgrades happening in these Northern Midwest region. How you see heavy discounts playing out going forward. On the one end there is more competition for it, but at the same time I mean its fairly keeping up with supply growth. So is there a view you guys have as far as what kind of differentials we can expect and if you might switch to lights in some of your more flexible refineries if anything going to narrow?

Company Name: Frontier Oil	Market Cap: 2,772.82	Bloomberg Estimates - EPS
Company Ticker: FTO US	Current PX: 26.2199	Current Quarter: 0.841
Date: 2011-05-05	YTD Change($): +8.3905	Current Year: 2.967
Event Description: Q1 2011 Earnings Call	YTD Change(%): +47.060	Bloomberg Estimates - Sales
Current Quarter: 1820.000
Current Year: 7129.800

<A - Michael C. Jennings, Chairman, President and Chief Executive Officer>: Joe you want to take a shot the crystal ball.

<A - Joel Purdy>: No, not really. I guess you would certainly expect it’s a large Cocoa projects in the upper Mid-Con are going to put some pressure on heavy crude supply later this year, next year whenever they’re completed right. So we’ve anticipated that for sometime we think currently the heavy differentials kind of typical coming for the summer time and where we expect it to get wider again out in the fall and into the winter, but we are – where everyone are highly cautious about heavy differentials going into 2012.

At the same time, we wake up and find ourselves in a very good position right where the light sweet crudes are willing to buy their way into our refineries and the obvious question is what kind of crude are these refineries that are adding cokers not going to run whenever they start running heavy crude right so

<Q - Sam Margolin>: Right.

<A - Joel Purdy>: There is still going to be an abundance of crude and it’s our job to look at the market on a mark-to-mark basis and pick what makes us most money in our refinery.

<Q - Sam Margolin>: All right, thanks. And just one more on Cheyenne, I mean as Niobrara starts to ramp-up. Do you guys anticipate leaving some of this Bakken behind or is there is a quality dislocation, I just think a lot of as they’re trying to figure out whole stuff is going to go – it seems like.

<A - Michael C. Jennings, Chairman, President and Chief Executive Officer>: Niobrara barrel is relatively sweet though

<Q - Sam Margolin>: Kind of heavy.

<A - Michael C. Jennings, Chairman, President and Chief Executive Officer>: Okay, so it first goes to the asphalt makers and those with limited sulfur recovery capacity. Cheyenne has a relative advantage towards sour heavy crude. So, at $5, $6 offered in Niobrara, we continue to run the relatively advantaged WCS barrel at $15 or $16 off.

However, once the Niobrara exceeds the sweet crude runners capability and the sulfur has to be extracted, it’s going to have to buy it’s way into refineries like Cheyenne between that and the proximity giving us a big logistical advantage, I think that is our production grows to sort of 30,000 barrels a day, Cheyenne will be a very relevant refinery for that and at that point we start looking at is there a term period deal that warrants refinery expansion take advantage of our location and if our bottoms processing capacity to make some money on that local crude play.

<Q - Sam Margolin>: All right, thanks a lot guys. Good quarter

<A - Michael C. Jennings, Chairman, President and Chief Executive Officer>: Thank you.

Operator

Our next question comes from Blake Fernandez from Howard Weil. Please go ahead.

<Q - Blake Fernandez>: Hey good morning congrats on a good quarter.

<A - Michael C. Jennings, Chairman, President and Chief Executive Officer>: Thank you, Blake.

<Q - Blake Fernandez>: I had couple of quick ones for you one G&A seemed to tick up pretty good in the quarter, I am assuming that’s related to stock-based comp, but can you confirm that and is this a decent run rate going forward or could you expect that to come back down?

<A - Michael C. Jennings, Chairman, President and Chief Executive Officer>: Like we had what $5 million of Holly merger expenses in G&A for the quarter and I think that’s the differential not the stock base comp.

<Q - Blake Fernandez>: Got it, okay.

Company Name: Frontier Oil	Market Cap: 2,772.82	Bloomberg Estimates - EPS
Company Ticker: FTO US	Current PX: 26.2199	Current Quarter: 0.841
Date: 2011-05-05	YTD Change($): +8.3905	Current Year: 2.967
Event Description: Q1 2011 Earnings Call	YTD Change(%): +47.060	Bloomberg Estimates - Sales
Current Quarter: 1820.000
Current Year: 7129.800

<A - Michael C. Jennings, Chairman, President and Chief Executive Officer>: And our pre-tax 3.2 after-tax Blake, I bet you that explains most if not all.

<Q - Blake Fernandez>: Yeah okay. And then the second one Mike pushing 700 million of cash on the books walking into what looks to be a very second quarter here, I know you got the merger ahead of you, is it fair to just think you keep accumulating cash until the deal is done and then evaluate things on a kind of a integrated basis going forward?

<A - Michael C. Jennings, Chairman, President and Chief Executive Officer>: Well it’s stipulated in the contract that, that’s what we’re going to do. We’ve got capital budgets locked-in, we’ve got dividends locked-in, share repurchases locked-in, so we have pretty limited flexibility until the steel closes and at that point we’re going to have a lot more opportunity to be strategic with our cash balances as a combined company.

<Q - Blake Fernandez>: Got it, thank you.

<A - Michael C. Jennings, Chairman, President and Chief Executive Officer>: Yeah.

Operator

Our next question comes from Chi Chow from Macquarie Capital. Please go ahead.

<Q - Chi Chow>: Great thanks. Great result for the quarter.

<A - Michael C. Jennings, Chairman, President and Chief Executive Officer>: Thank you, Chi.

<Q - Chi Chow>: Hey Mike, you mentioned on with the integration with Holly between Tulsa and El Dorado would the plan to be sending the excess gas oil from Tulsa up into the El Dorado cat crackers is that you’re thinking about?

<A - Michael C. Jennings, Chairman, President and Chief Executive Officer>: That’s the immediate opportunity, but the new Gofiner at El Dorado is a substantial gas oil upgrader, we are also getting some conversion through that unit. But in addition, we’ve got some couple or 3000 barrels of daily capacity inside the cat cracker that whereby it can now run the El Dorado crude unit in a normal crude slate. So using that capacity it’s going to allow Holly, Tulsa facility to run and you picked the number, but probably 6000 barrels a day of incremental crude. You work that through sort of a gross margin per barrel calculation, it ends up being fairly substantial money in this margin environment.

<Q - Chi Chow>: And that would be railed up the plant?

<A - Michael C. Jennings, Chairman, President and Chief Executive Officer>: We are working on pipeline connect alternatives, but there is likely pipeline transportation.

<Q - Chi Chow>: Really, okay, good. I am a bit surprised that the gasoline margins that you guys have talked about at Cheyenne here in the second quarter. Can you talk about what you are seeing on the supply demand balance here in the Denver, Wyoming markets?

<A - Michael C. Jennings, Chairman, President and Chief Executive Officer>: Joey, would you speak to that please?

<A - Joel Purdy>: Yes, I mean in general in the Mid-Con and PADD IV right you’ve got gasoline inventories of the PADD on the low side down into five year average to maybe a little bit below. We’ve got a little bit of the opposite on diesel, diesel is a little bit on the high side, but the crops are very late going into ground into Mid-Con, because of all the weather that we’ve did in the past.

So, I think in general we see at least a neutral position as far as inventories in the Mid-Con and in Rockies. So we are cautiously optimistic right that these crack spreads are going to hold up, but there is a lot of the crack spread that we are seeing just coming out of the LL [ph] premium rate to WTI, but even on top of that, it seems like we are in fairly good shape during the summer time.

Company Name: Frontier Oil	Market Cap: 2,772.82	Bloomberg Estimates - EPS
Company Ticker: FTO US	Current PX: 26.2199	Current Quarter: 0.841
Date: 2011-05-05	YTD Change($): +8.3905	Current Year: 2.967
Event Description: Q1 2011 Earnings Call	YTD Change(%): +47.060	Bloomberg Estimates - Sales
Current Quarter: 1820.000
Current Year: 7129.800

<Q - Chi Chow>: Are you seeing much demand destruction, so far this year in this market?

<A - Michael C. Jennings, Chairman, President and Chief Executive Officer>: I mean, I think nationwide you are seeing demand destruction rate, but it’s offset by refinery utilization rate, particularly on the East Coast right that just kind of Cascades and Dominos back into the Mid-Con right.

<Q - Chi Chow>: All right.

<A - Michael C. Jennings, Chairman, President and Chief Executive Officer>: And we’re concerned about sort of the magic $4 level because it gets a lot of press, but frankly speaking I think that employment growth and personal income and basically less fear of recession has improved consumer confidence and demand at 9.1 million barrels a day gasoline is reasonably strong.

<Q - Chi Chow>: Okay, thanks Mike. I appreciate it.

<A - Michael C. Jennings, Chairman, President and Chief Executive Officer>: Thanks.

Operator

[Operator Instructions]. Our next question comes from Daniel Burke from Johnson Rice. Please go ahead.

<Q - Daniel Burke>: Good morning everyone.

<A - Michael C. Jennings, Chairman, President and Chief Executive Officer>: Hi, Daniel.

<Q - Daniel Burke>: Mike, I was curious with the crude disconnects sort of evolved over the course of this year have you’ve been able to use that to term up any incremental crude volumes over the last few months. I guess most specifically would probably be around the Cheyenne Refinery?

<A - Michael C. Jennings, Chairman, President and Chief Executive Officer>: Yeah. We haven’t done much over the last couple of months the crude differential of consequence right now is the LLTI differential as you know are Brent TI. In the early months of the year January, February there were opportunities around Canadian heavy and we took advantage of some of those in small amounts. But currently the Bakken crude is trading at $2 over TI out of the Guernsey market and so it’s difficult for us to get an attractive term deal done. Given those economics and given where we think the market will go once this in crude up graders or back-on stream and producing strong again. So right now we’re pretty much price takers with respect to crude and as more Bakken production comes on during the course of this summer during what I’d call cracking season. We expect the differentials to come back in toward our zone and we’ll be active again.

<Q - Daniel Burke>: Great, thanks. And then the – the last one I have was just a small one. The charge at El Dorado in Q1 was very strong, it looks like you’re down just ahead here in Q2, what does that represent?

<A - Michael C. Jennings, Chairman, President and Chief Executive Officer>: Jim, can you take that please.

<A - Jim Stump>: Yeah you bet. Mainly we’ve ran stronger and a lot crude with the crude advantage and we have a lot of inventory and so we’re cutting crude throughput just a bit to liquidate some inventory, just getting back kind of into balance.

<Q - Daniel Burke>: Great, that’s it from me guys, thanks very much.

<A - Michael C. Jennings, Chairman, President and Chief Executive Officer>: Thanks Daniel.

Operator

Our next question comes from Ed Westlake from Credit Suisse. Please go ahead.

Company Name: Frontier Oil	Market Cap: 2,772.82	Bloomberg Estimates - EPS
Company Ticker: FTO US	Current PX: 26.2199	Current Quarter: 0.841
Date: 2011-05-05	YTD Change($): +8.3905	Current Year: 2.967
Event Description: Q1 2011 Earnings Call	YTD Change(%): +47.060	Bloomberg Estimates - Sales
Current Quarter: 1820.000
Current Year: 7129.800

<Q - Ed Westlake>: Hey good morning everyone. Some very interesting comments on expanding Cheyenne and looking for term deals because obviously the cost of expansion would be quite significant. I mean do you find that the raw producers out there who would be willing to do – I don’t know is it a 5-year or a 10-year term deal at a decent discount to justify the economics there. And does that imply – I guess some skepticism about some of these pipeline options from cushing down to the Gulf?

<A - Michael C. Jennings, Chairman, President and Chief Executive Officer>: Well first, the geology has to be proved up right. The Niobrara play is in its infancy and people are working with completion’s technology. I think there is a lot of bullishness about its potential. And then if you are a producer you start thinking about markets. And the Cheyenne Refinery is an obvious market for that production – getting that production to cushing will cost somewhere on the neighborhood of probably $5, $6 and even then you’re adding to the problem in cushing right.

So to answer your question is simply no. The production profiles and the quality of the place is not yet well enough known by the producers to be willing to make 5 and 10-year sort of deals. But that’s what we’re going to be looking at right and looking toward a plant expansion because we’d like to have the value of that refining capacity underwritten by the people who are going to benefit from it other than just our shareholders.

<Q - Ed Westlake>: Great and then just a follow-up I mean obviously you’re well placed to observe trucks moving along the interstate how trucking demand at the moment in your region?

<A - Michael C. Jennings, Chairman, President and Chief Executive Officer>: Its been strong the Cheyenne plant as you know has most of its business going across the rack to this is the diesel business sorry. To local truck stops and the frequency of their fields has been good. I won’t tell you that, that we’re seeing a lot of demand growth, but it’s been very active through the last two quarters really and oil field activity in that region is helping to drive that.

<Q - Ed Westlake>: Thanks very much.

Operator

Our next question comes from Jeff Dietert from Simmons. Please go ahead.

<Q - Jeff Dietert>: Good morning.

<A - Michael C. Jennings, Chairman, President and Chief Executive Officer>: Hi Jeff.

<Q - Jeff Dietert>: So just following up on the Syncrude upgraders I guess Husky is coming back up or is in the process of coming back up, but Sunco is bringing their unit down for six weeks to maintenance and you’ve still got a few months before Horizons backup. So do you see that not having too much impact over the summer months and that’s more of a fall event as far as the upgraders all coming backup?

<A - Michael C. Jennings, Chairman, President and Chief Executive Officer>: I think you’ve got the calendar right, yeah.

<Q - Jeff Dietert>: And so that keeps heavy sours at wide discounts through the summer and prevent Syncrude from putting any pressure on WTI until the fall?

<A - Michael C. Jennings, Chairman, President and Chief Executive Officer>: Well that may be offset by some incremental Bakken production right because we expect that to be coming on stronger this summer.

<Q - Jeff Dietert>: Okay, very good. Thanks for your comment.

<A - Michael C. Jennings, Chairman, President and Chief Executive Officer>: Great, Jeff.

Operator

Company Name: Frontier Oil	Market Cap: 2,772.82	Bloomberg Estimates - EPS
Company Ticker: FTO US	Current PX: 26.2199	Current Quarter: 0.841
Date: 2011-05-05	YTD Change($): +8.3905	Current Year: 2.967
Event Description: Q1 2011 Earnings Call	YTD Change(%): +47.060	Bloomberg Estimates - Sales
Current Quarter: 1820.000
Current Year: 7129.800

[Operator Instructions]. Our next question comes from Eliecer Palacios from Maxim Group. Please go ahead.

<Q - Eliecer Palacios>: Thank you very much. Just a couple of quick questions. How much of your cost per barrel is related to natural gas and the other one is given the increases in natural gasoline affected the refining complex how does this benefit your operations any comment on that?

<A - Michael C. Jennings, Chairman, President and Chief Executive Officer>: Doug do you have the Nat gas numbers there?

<A - Douglas S. Aron>: All right I do I’m not sure I have them broken out by what percentage they are of the cost, what I would tell you our sensitivity to natural gas is that for every dollar change in natural gas price, it will affect our OpEx per barrel by about $0.09 and looking at our earnings per share basis every dollar change is about $0.07 per share after-tax.

<Q - Eliecer Palacios>: Okay thank you. And then the – your thoughts on the natural gasoline and NGLs how they are, how this is benefiting your refining complex?

<A - Michael C. Jennings, Chairman, President and Chief Executive Officer>: Yeah, Joe you want to take that?

<A - Joey Purdy>: Yeah sure we’re seeing some very good natural gasoline and no leads spreads in the Mid-Continent. The El Dorado is very well placed right we have direct connections, direct pipeline connections out of Conway into El Dorado refinery. So we’re seeing that – our El Dorado economics already. We also see it in our ethanol blending terminal outside of Denver, where we blend natural gasoline and ethanol and other components.

So we’ve seen some very good numbers year-to-date out of those blending operations and we expect frankly that to continue a lot of the gas plays right or the E&P companies rather concentrating on the wet gas plays right which is going to push natural gasoline into our marketplaces and we expect that those – we expect to see robust natural to no lead spread this year.

<A - Michael C. Jennings, Chairman, President and Chief Executive Officer>: Yesterday’s numbers in our staff meeting we are about a $0.40 per gallon advantage in terms of natural gasoline versus sunlight and regular. And we’re at a purchase rate or blending rate of nearly 10,000 barrels a day. So that adds pretty substantially to our blending economics.

<Q - Eliecer Palacios>: Okay. Thank you very much.

<A>: On the gas question it equates to about $0.70 per barrel for the first quarter.

<Q - Eliecer Palacios>: Okay.

<A>: For.

<A - Michael C. Jennings, Chairman, President and Chief Executive Officer>: Nat Gas.

<A>: Gas purchase for fuel for the refineries. I think it doesn’t include natural gas, its feedstock or hydrogen production so that’s just an OpEx question.

<Q - Eliecer Palacios>: All right. Thank you very much.

Operator

We have no further questions at this time. I would now like to turn the call over to Mike Jennings.

Michael C. Jennings, Chairman, President and Chief Executive Officer

Company Name: Frontier Oil	Market Cap: 2,772.82	Bloomberg Estimates - EPS
Company Ticker: FTO US	Current PX: 26.2199	Current Quarter: 0.841
Date: 2011-05-05	YTD Change($): +8.3905	Current Year: 2.967
Event Description: Q1 2011 Earnings Call	YTD Change(%): +47.060	Bloomberg Estimates - Sales
Current Quarter: 1820.000
Current Year: 7129.800

Very good. Well thank you for joining us on this call obviously a great quarter for Frontier. And we look forward to more in the second quarter. Have a good day.

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